

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 19, 2013

Via E-mail
Mark A. Spears
Corporate Controller
Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022

Re: Schweitzer-Mauduit International, Inc.
Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 1, 2013
File No. 001-13948

Dear Mr. Spears:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

General

1.   You state on page 3 that Japan Tobacco Inc. (JTI) and British American Tobacco (BAT) are two of your largest customers. We are aware of publicly-available information that indicates sales of cigarettes by JTI and BAT in Cuba, Sudan, and/or Syria. Cuba, Sudan, and Syria are designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, Sudan, and Syria, whether through direct or indirect arrangements. Your response should describe any products or materials you have provided into Cuba, Sudan, and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of those countries or entities they control.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2012 Compared with the Year Ended December 31, 2011, page 31

2.   Please identify, discuss and analyze the reasons for the higher sales volumes that occurred in each of your segments. Refer to paragraphs 1 through 4 of the instructions to paragraph 303(a) of Regulation S-K for guidance.

Financial Statements

Note 17 - Segment Information, page 87

3.   You must disclose revenue attributable to each product or group of similar products to comply with FASB ASC 280-10-50-40. Please provide us an analysis of the factors that you considered as the basis for your present disclosure, which appears to mention several distinct products that have been aggregated in your tabulation. Please address the following indications of dissimilarity among products: (i) from your competition discussion on page 4 and slide 12 of your August 2013 investor presentation, we note that competitors and market strength differ by product, (ii) from slide 10 of the investor presentation we note that cigarette paper has "stringent regulatory requirements," (iii) from your 2nd quarter 2013 earnings conference call we note a statement from your chief financial officer that "there are sizable differences in pricing and profitability over [y]our various paper products," and (iv) from your website your assertion that the development of Porowrap Porous Plug Wrap created an entirely new category within the industry.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Lily Dang, Staff

Mark A. Spears
Schweitzer-Mauduit International, Inc.
September 19, 2013
Page 3

Accountant, at (202) 551-3867 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief